Exhibit 4.9

REGAL REXNORD CORPORATION -- 2023 OMNIBUS INCENTIVE PLAN

RESTRICTED STOCK AWARD FOR DIRECTORS

[Name]

[Address]

Dear _____________________:

You have been granted an award of Restricted Stock (an “Award”) under the Regal Rexnord Corporation 2023 Omnibus Incentive Plan (the “Plan”) with the following terms and conditions:

Grant Date:	__________, 20___

Shares of Restricted Stock:	__________________

Vesting Schedule:	Except as provided below, one hundred percent (100%) of your shares of Restricted Stock will vest on the first anniversary of the Grant Date.

If your employment or service with the Company and its Affiliates terminates due to death or Disability before your shares of Restricted Stock are 100% vested, then you will vest on the date of such termination in a proportionate number of Shares, determined by multiplying the total number of shares of Restricted Stock granted under this Award by a fraction, the numerator of which is the number of days from the Grant Date through your date of termination, and the denominator of which is 365. The remaining unvested shares of Restricted Stock will be forfeited.

For purposes hereof, a “Disability” means a mental or physical condition which the Administrator determines to be a disability. You must provide proof of Disability if requested by the Administrator.

If your employment or service with the Company and its Affiliates terminates (voluntarily or involuntarily) before your shares of Restricted Stock are 100% vested in any other circumstance not described above, then all of the shares of Restricted Stock will be forfeited.

Issuance of Shares:	Upon the Grant Date, the shares of Restricted Stock shall be issued in your name, but unless the Company otherwise determines, shall be held by the Secretary of the Company as escrow agent (the “Escrow Agent”) until the Shares vest. The Company may instruct the transfer agent for its Shares to place a legend on the certificates representing the Shares or otherwise note in its records as to the restrictions on transfer set forth in this Agreement and the Plan. Upon vesting of the Restricted Stock, provided all terms and conditions of this Agreement have been satisfied, the Escrow Agent shall release the vested Shares to you in such manner as it deems appropriate, which may include making an appropriate book entry, removing any stop-transfer order or other restriction, as appropriate, transferring the vested Shares to a brokerage account or delivering to you a stock certificate or stock certificates representing the Shares.

Change of Control:	Upon a Change of Control, this Award will be treated as provided in the Plan.

Transferability of Shares and Award:	Except as otherwise provided in the Plan, you may not assign, alienate, sell or transfer the Restricted Stock or your rights under this Award for any reason, other than under your will or as required by the laws of descent and distribution, unless and until the shares of Restricted Stock become vested. Neither the Restricted Stock nor this Award may be pledged, attached, or otherwise encumbered, unless and until the shares of Restricted Stock become vested. Any purported assignment, alienation, sale, transfer, pledge, attachment or encumbrance of such Shares or this Award in violation of its terms shall be null and void and unenforceable against the Company or any Affiliate. Further, by accepting this Award, you agree not to sell any Shares acquired under this Award at a time when applicable laws, Company policies or an agreement between the Company and its underwriters prohibit a sale, even after the Shares have vested.

Rights as Shareholder:	At all times after the Grant Date, you will be credited with all dividends and other distributions paid with respect to the shares of Restricted Stock, in each case so long as you have not forfeited such Shares on or before the applicable record date; provided that any such dividends and other distributions will be held in the custody of the Company and will be subject to the same risk of forfeiture, restrictions on transferability and other terms of this Award that apply to the Restricted Stock with respect to which such distributions were made. All such dividends or other distributions shall be paid to you as soon as practicable (but no later than 45 days) following the date the Restricted Stock vests.

With respect to voting rights, by accepting this Award you hereby grant to and appoint the Escrow Agent and any other designee of the Company, each of them individually, your irrevocable (until the date the Restricted Stock vests) proxy and attorney-in-fact (with full power of substitution) to vote the shares of Restricted Stock at every meeting of the Company’s shareholders or any adjournment thereof or execute its proxy with respect to such Shares at every meeting of the Company’s shareholders or any adjournment thereof. You intend this proxy to be irrevocable (until the shares of Restricted Stock vest) and coupled with an interest and you agree to take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy, and you revoke any proxy previously granted by you that may cover the shares of Restricted Stock.

Tax Withholding:	In general, you (and not the Company or any Affiliate) shall be responsible for your federal, state, local or foreign tax liability and any other tax consequences that may arise as a result of this Award. You understand that you may make an election to alter the tax treatment of the Restricted Stock under Section 83(b) of the Code, and that such election must be filed with the Internal Revenue Service within thirty (30) days after the Grant Date to be effective. You should consult with your own tax advisor to determine the tax consequences of acquiring the Restricted Stock and the advantages and disadvantages of filing a Code Section 83(b) election. You acknowledge that you, and not the Company, are responsible to file a timely election under Code Section 83(b). You must notify the Company promptly upon making any such election.

If applicable law requires the Company to remit any taxes in connection with the grant or vesting of this Award, then you shall deliver to the Company at the time the Company is obligated to withhold amounts, such amount as the Company requires to meet the statutory withholding obligation under applicable tax laws or regulations, and if you fail to do so, the Company has the right and authority to deduct or withhold from payment under this Award or other compensation payable to you an amount sufficient to satisfy its withholding obligations. Alternatively, you may satisfy the withholding requirement, in whole or in part, by electing to have the Company withhold for its own account that number of vested Shares having an aggregate Fair Market Value sufficient to satisfy the Company’s withholding obligation; provided that, to the extent required for the Company to avoid an accounting charge, the amount to be withheld may not exceed the total maximum statutory federal, state and local tax withholding rate. Your election must be irrevocable, in writing, and submitted to the Secretary of the Company before the date on which the applicable withholding obligation arises.

Restrictive Covenants:	By accepting this Award, you agree that this Award shall be subject to forfeiture, and any gains pursuant to this Award shall be subject to disgorgement, if (1) while you are employed by or in service with the Company or any Affiliate, you compete with the Company or an Affiliate, participate in any enterprise that competes with the Company or an Affiliate or use or disclose, other than as expressly authorized by the Company, any confidential business information or trade secrets that you obtain during the course of your employment or service with the Company or any Affiliate; or (2) after you are no longer employed by or in service with the Company or any Affiliate, you are determined by the Administrator in its reasonable discretion (A) to be in breach of any confidentiality, noncompetition, nonsolicitation or similar agreement between you, on the one hand, and the Company or any Affiliate, on the other hand (your “Restrictive Agreement”), or (B) while this Award is in effect, to have engaged in conduct that would have constituted a breach of your Restrictive Agreement if such Restrictive Agreement were then in effect.

Miscellaneous:	• As a condition of the granting of this Award, you agree, for yourself and your legal representatives or guardians, that this Award and the Plan shall be interpreted by the Administrator and that any interpretation by the Administrator of the terms of this Award or the Plan and any determination made by the Administrator pursuant to this Award or the Plan shall be final, binding and conclusive.

• As a condition of the granting of this Award, you agree, for yourself and your legal representatives or guardians, that this Award, and any Shares issued or cash paid pursuant to this Award, shall be subject to (1) any recoupment, clawback, equity holding, stock ownership or similar policies adopted by the Company from time to time (to the extent contemplated by such policies) and (2) any recoupment, clawback, equity holding, stock ownership or similar requirements made applicable by law, regulation or listing standards to the Company from time to time (to the extent contemplated by such requirements).

• In general, this Award may be amended only by written consent signed by both you and the Company, unless the amendment is not to your detriment. Notwithstanding the foregoing, this Award may be modified, reduced, extinguished or canceled amended or terminated by the Administrator or the Company without your consent in accordance with the provisions of the Plan.

• The failure of the Company to enforce any provision of this Award at any time shall in no way constitute a waiver of such provision or of any other provision hereof.

• This Award shall be binding upon and inure to the benefit of you and your heirs and personal representatives and the Company and its successors and legal representatives.

• This Award may be executed in counterparts.

Prospectus Delivery/Access:	• By accepting this Award you acknowledge that a prospectus for the Plan, along with a copy of the Plan and the Company’s most recent Annual Report to Shareholders, has been made available to you electronically via the Company’s designated stock plan administrator’s web portal.

• A paper copy of the prospectus for the Plan is also available to you upon request.

This Award is granted under and governed by the terms and conditions of the Plan. Additional provisions regarding your Award and definitions of capitalized terms used and not defined in this Award can be found in the Plan.

UNLESS YOU DECLINE THIS AWARD WITHIN 90 DAYS, YOU AGREE TO BE BOUND BY ALL OF THE TERMS AND CONDITIONS DESCRIBED HEREIN AND IN THE PLAN. YOU ALSO ACKNOWLEDGE HAVING READ THIS AWARD AND THE PLAN.

REGAL REXNORD CORPORATION

By:
Name:
Title:

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